Exhibit 99.1

Cenovus reports solid 2017 results

Company remains focused on deleveraging and reducing costs

Calgary, Alberta (February 15, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered strong cash from operating activities and adjusted funds flow in 2017. Through its continued focus on capital discipline and reliable operational performance, the company generated almost $1.3 billion in free funds flow last year. Cenovus also completed the divestitures of its legacy conventional oil and natural gas assets within its expected timeframe. Divestiture proceeds and cash on hand were used to repay and retire the company’s bridge credit facility prior to year-end.

Key 2017 highlights

●	Increased free funds flow by 216% compared with 2016
●	Increased cash from operating activities and adjusted funds flow by 255% and 105%, respectively, compared with 2016
●	Recorded net earnings of $3.4 billion versus a net loss of $545 million in 2016
●	Repaid and retired the company’s $3.6 billion bridge credit facility
●	Doubled proved bitumen reserves to approximately 4.8 billion barrels
●	Reduced general and administrative (G&A) costs by 44% per barrel of oil equivalent (BOE) and oil sands operating costs by 6% per barrel from 2016

2017 production & financial summary
(for the period ended December 31)	2017 Q4	2016 Q4	% change	2017 Full year	2016 Full year	% change
Financial[1] ($ millions, except per share amounts)
Cash from operating activities	900	164	449	3,059	861	255
Adjusted funds flow[2]	866	535	62	2,914	1,423	105
Per share diluted	0.70	0.64		2.64	1.71
Free funds flow[2]	283	276	3	1,253	397	216
Operating earnings[2]	-514	321		126	-377
Per share diluted	-0.42	0.39		0.11	-0.45
Net earnings[3]	620	91	581	3,366	-545
Per share diluted	0.50	0.11		3.05	-0.65
Capital investment	583	259	125	1,661	1,026	62
Production (before royalties)
Oil sands (bbls/d)	361,363	164,396	120	292,479	149,693	95
Deep Basin liquids[4] (bbls/d)	33,147	n/a		20,850	n/a
Conventional liquids[4,5] (bbls/d)	27,647	55,155	-50	47,375	56,165	-16
Total oil and liquids (bbls/d)	422,157	219,551	92	360,704	205,858	75
Deep Basin natural gas (MMcf/d)	509	n/a		316	n/a
Conventional natural gas[5] (MMcf/d)	286	379	-25	343	394	-13
Total natural gas (MMcf/d)	795	379	110	659	394	67
Total production (BOE/d)	554,606	282,718	96	470,490	271,525	73
[1]	Financial information includes results from discontinued operations.
[2]	Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.
[3]	For a description of items included in net earnings, see page 3 of this news release.
[4]	Includes oil and natural gas liquids (NGLs).
[5]	All conventional assets other than Athabasca natural gas were sold as of January 5, 2018 and are presented as discontinued operations.

Page 1 Q4 2017

2017 Overview

In 2017, cash from operating activities and adjusted funds flow increased by 255% and 105%, respectively, while free funds flow and production were 216% and 73% higher compared with the previous year. The company benefited from higher average full-year benchmark commodity prices and stronger refining operating margin. Production increased last year largely due to Cenovus’s May 2017 acquisition of the remaining 50% working interest in the company’s best-in-class oil sands projects in northern Alberta, and assets in the Deep Basin in Alberta and British Columbia.

Deleveraging and cost reduction

Paying down debt and reducing costs remain priorities for Cenovus, and the company made significant progress on both in 2017. As part of its strategy to refocus its portfolio and deleverage its balance sheet, Cenovus successfully completed the sale of its four legacy conventional oil and natural gas assets for combined gross cash proceeds of $3.7 billion. The company used the net proceeds from the three asset sales that closed in 2017, plus cash on hand, to repay and retire its $3.6 billion bridge facility prior to the end of the year. The Suffield asset sale, which was announced in the fourth quarter of 2017, closed on January 5, 2018 for gross cash proceeds of $512 million. At the end of 2017, Cenovus’s net debt was $8.9 billion, or 2.8 times adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) on a trailing 12-month basis. Between the end of the second quarter and the end of 2017, the company reduced net debt by approximately $4 billion, or 31%, largely through asset sales and free funds flow generation. Cenovus continues to target a long-term net debt to adjusted EBITDA ratio of less than two times.

In 2017, Cenovus had oil sands sustaining capital costs of $6.34 per barrel (bbl), down 12% from $7.24/bbl the previous year. In 2018, the company expects to further reduce its per-barrel oil sands sustaining capital costs by 13%. Oil sands operating costs were $8.40/bbl in 2017, 6% lower than the previous year, and are expected to decline by another 6% per barrel in 2018.

Cenovus is also on track to meet its accelerated goal of achieving at least $1 billion in cumulative capital, operating and G&A cost reductions over two years versus an earlier targeted timeline of three years. This includes the company’s previously-announced plan to further reduce its workforce by approximately 15% this year, which was largely completed in January and February. In 2017, G&A costs per BOE decreased 44% to $1.83 from $3.29 the previous year, primarily as a result of increased production related to the acquisition. G&A costs per BOE were also reduced due to lower long-term employee incentive costs related to a decline in Cenovus’s share price, lower non-cash charges related to the company’s excess office space compared with 2016 and lower information technology costs.

“I’m extremely pleased with the progress we’ve made to date in strengthening our balance sheet and lowering our cost structure,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “In the short to medium term, we’ll remain focused on driving additional efficiencies across our business while further reducing debt. This will give us greater flexibility to balance returning cash to shareholders with making disciplined investments in projects that have the potential for high-return growth.”

Page 2 Q4 2017

Financial performance

In 2017, Cenovus increased cash from operating activities to $3.1 billion from $861 million the previous year and adjusted funds flow to $2.9 billion from $1.4 billion in 2016. Free funds flow rose to nearly $1.3 billion from $397 million in 2016. The company benefited from higher average benchmark crude oil prices, including Western Canadian Select (WCS) which increased 32% compared with 2016. In 2017, the average differential between WCS and West Texas Intermediate (WTI) narrowed from the previous year but widened significantly towards the end of last year and into 2018. Cenovus is actively mitigating wider differentials through its downstream integration, pipeline commitments to the U.S. Gulf Coast and Canadian West Coast, rail optionality including the company’s Bruderheim crude-by-rail terminal, as well as through financial contracts. Cenovus’s refining and marketing segment benefited from higher average market crack spreads and rising commodity prices. Refining and marketing operating margin rose 73% to $598 million in 2017 from the previous year.

Cenovus recorded full-year operating earnings of $126 million compared with an operating loss of $377 million in 2016. Operating earnings included non-cash items such as $2 billion in depreciation, depletion and amortization (DD&A) expense, and $890 million in exploration expense related primarily to Cenovus’s emerging oil sands assets in the Greater Borealis region of northern Alberta. Net earnings of $3.4 billion in 2017 included a before-tax revaluation gain of $2.6 billion related to the deemed disposition of Cenovus’s pre-existing 50% ownership interest in the Foster Creek and Christina Lake oil sands partnership, a before-tax gain on discontinuance of $1.3 billion related to asset sales, unrealized foreign exchange gains of $651 million and unrealized risk management losses of $729 million.

Reserves

Cenovus’s proved and probable reserves are evaluated each year by independent qualified reserves evaluators (IQREs).

At the end of 2017, Cenovus had total proved reserves of approximately 5.2 billion BOE, an increase of 96% compared with 2016, largely due to the acquisition. Proved bitumen reserves increased 103% to approximately 4.8 billion barrels. Total proved plus probable reserves increased 88% to approximately 7.1 billion BOE. Based on the evaluation of Cenovus’s bitumen reserves by IQREs, estimated future capital costs to develop the company’s remaining proved undeveloped bitumen reserves declined to approximately $7.00/bbl in 2017 compared with approximately $8.00/bbl the previous year.

More details about Cenovus’s reserves are available under Financial Information in the Advisory, the company’s Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2017, which are available on SEDAR at sedar.com, EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Hedging

To support the company’s financial resilience as it continued to deleverage its balance sheet in 2017, Cenovus hedged a greater percentage of 2018 forecast liquids production than it typically does, establishing a floor on crude oil prices. Approximately 80% of the company’s forecast oil production is hedged for the first half of the year. Approximately 37% of forecast oil production is hedged for the second half of 2018. There were no natural gas hedges in place as of December 31, 2017. As of the end of 2017, no hedge positions were in place for 2019.

Page 3 Q4 2017

  Operating highlights

Cenovus had another strong operating year in 2017, with improvements in capital efficiencies, execution, operating costs, reliability of production delivery and facility uptime.

Oil sands

Combined production at Cenovus’s Christina Lake and Foster Creek oil sands operations was 292,479 net barrels per day (bbls/d) in 2017, 95% higher than the previous year. The increase was mainly due to the company’s May 17, 2017 acquisition, which resulted in full ownership of the Foster Creek and Christina Lake assets, as well as incremental volumes from Foster Creek phase G and Christina Lake phase F, both of which began producing in the second half of 2016. Fourth-quarter oil sands production was 361,363 bbls/d, an increase of 120% from the same period in 2016. Sales volumes for the quarter were approximately 7% lower than production due to unplanned third-party pipeline bottlenecks late in the quarter. At Foster Creek, the steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 2.5 in 2017, compared with 2.7 in 2016. At Christina Lake, the SOR was 1.8 in 2017, down from 1.9 a year earlier.

Construction at the Christina Lake phase G expansion resumed in the first quarter of 2017, with activity increasing through the end of the year and into 2018. Cenovus expects the expansion will have go-forward capital costs, from the time the project was restarted last year through to completion, of between $13,000 and $14,000 per flowing barrel, well below the company’s original estimate. Phase G has approved capacity of 50,000 bbls/d and is anticipated to begin production in the second half of 2019.

Deep Basin

Production between May 17, 2017 and the end of the year averaged 117,138 BOE/d, with average operating costs of $8.56/BOE. In December, production averaged 120,243 BOE/d. Cenovus continues to take a disciplined approach to development in the Deep Basin. The company drilled 24 net horizontal wells and participated in drilling four non-operated net horizontal wells targeting liquids-rich natural gas in 2017. Twenty net wells were completed and 14 net wells started production. To date, Cenovus has achieved very strong drilling efficiencies with its Deep Basin program, and initial well results have met or exceeded the company’s expectations. As previously announced, Cenovus plans to drill 15 net wells in the Deep Basin in 2018.

Downstream

In 2017, Cenovus’s refining assets continued to deliver strong and reliable operating performance. The company achieved refining and marketing operating margin of $598 million compared with $346 million a year earlier. The increase was largely the result of higher average market crack spreads and stronger margins on the sale of secondary products such as natural-gas liquids. The increase was partially offset by narrower heavy crude oil differentials and the strengthening of the Canadian dollar relative to the U.S. dollar in 2017 compared with 2016.

Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $93 million lower in 2017. In 2016, operating margin would have been $108 million lower on a LIFO reporting basis.

Page 4 Q4 2017

Dividend

For the first quarter of 2018, the Board of Directors has declared a dividend of $0.05 per share, payable on March 29, 2018 to common shareholders of record as of March 15, 2018. Based on the February 14, 2018 closing share price on the Toronto Stock Exchange of $9.88, this represents an annualized yield of about 2%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Year-end disclosure documents

Today, Cenovus Energy Inc. is filing its audited Consolidated Financial Statements for the year ended December 31, 2017 as well as related Management’s Discussion and Analysis (MD&A) with Canadian securities regulatory authorities. Cenovus is also filing today its AIF for the year ended December 31, 2017, which includes disclosure relating to reserves data and other oil and gas information, and its Annual Report on Form 40-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission. Copies of these documents will be available today on SEDAR at sedar.com, EDGAR at sec.gov (for the Form 40-F), and the company’s website at cenovus.com under Investors. They can also be requested by email at investor.relations@cenovus.com.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, February 15, 2018, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Oil and Gas Information – Estimates of reserves referenced in this release were prepared effective December 31, 2017 by independent qualified reserves evaluators, based on the Canadian Oil and Gas Evaluation Handbook and in compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. Estimates are presented using an average of the January 1, 2018 price forecasts from three IQREs. For additional information about our reserves and other oil and gas information, see “Reserves

Page 5 Q4 2017

Data and Other Oil and Gas Information” in Cenovus’s Annual Information Form (AIF) and Annual Report for Form 40-F for the year ended December 31, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, free funds flow, operating earnings/loss, net debt, and net debt to adjusted EBITDA, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus’s Consolidated Financial Statements for the year ended December 31, 2017. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” and the Advisory section of Cenovus’s Management’s Discussion & Analysis (MD&A) for the year ended December 31, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of Cenovus’s experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “estimate”, “on track”, “goal”, “mitigating”, “capacity”, “plan”, “forecast”, “future”, “target”, “position”, “project”, “will”, “focus”, “potential”, “strategy”, “forward” or similar expressions and includes suggestions of future outcomes, including statements about: the company’s targeted net debt to adjusted EBITDA ratio; the company’s expectations with respect to further cost reductions, including expected reduction in per-barrel oil sands sustaining capital costs by 13% in 2018; that the company is on track to meet its goal of achieving at least $1 billion in cumulative capital, operating and G&A cost reductions over two years; expected workforce reductions; Cenovus’s focus in the short to medium term on driving additional efficiencies across its business while further reducing debt, and anticipated outcome of greater flexibility to balance returning cash to shareholders with making disciplined investments in projects that have the potential for high-return growth; anticipated mitigating effect of the company’s downstream integration, pipeline commitments, rail optionality and financial contracts on wider differentials; all statements and information related to “reserves”; estimated future capital costs to develop the company’s remaining proved undeveloped bitumen reserves; expected impacts of Cenovus’s hedging program; Cenovus’s hedge position as a percentage of its forecast production; expected go-forward capital costs for the Christina Lake expansion phase G and expectation that production from phase G will begin in the second half of 2019; and Cenovus’s drilling plans in the Deep Basin in 2018. Readers are cautioned not to place undue reliance on

Page 6 Q4 2017

forward-looking information as actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: forecast oil and natural gas, natural gas liquids, condensate and refined products prices and other assumptions and sensitivities inherent in Cenovus’s 2018 guidance, available at cenovus.com; projected capital investment levels, the flexibility of Cenovus’s capital spending plans and the associated sources of funding; accuracy of reserves estimates; future use and development of technology; ability to obtain necessary regulatory and partner approvals; successful and timely implementation of capital projects or stages thereof; ability to generate sufficient cash flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; Cenovus’s ability to access sufficient capital to pursue its development plans; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. 2018 Guidance (as updated December 13, 2017) assumes: Brent prices of US$55.00/bbl, WTI prices of US$52.00/bbl; WCS of US$37.00/bbl; NYMEX natural gas prices of US$3.00/MMBtu; AECO natural gas prices of $2.20/GJ; Chicago 3-2-1 crack spread of US$15.00/bbl; and an exchange rate of $0.78 US$/C$.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Additional information about the material risk factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus’s MD&A for the year ended December 31, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Page 7 Q4 2017

CENOVUS CONTACTS:

Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751

Page 8 Q4 2017

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(unaudited)

For the periods ended December 31,

($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2017	2016	2017	2016
			(Restated) (1)		(Restated) (1)

Revenues	1
Gross Sales		5,212	3,326	17,314	11,015
Less: Royalties		133	2	271	9

		5,079	3,324	17,043	11,006
Expenses	1
Purchased Product		2,052	2,075	8,033	6,978
Transportation and Blending		1,214	491	3,748	1,715
Operating		557	326	1,949	1,239
Production and Mineral Taxes		1	-	1	-
(Gain) Loss on Risk Management	23	887	103	896	401
Depreciation, Depletion and Amortization	13	618	239	1,838	931
Exploration Expense	12	887	-	888	2
General and Administrative		91	101	308	326
Finance Costs	5	187	98	645	390
Interest Income		(3)	(7)	(62)	(52)
Foreign Exchange (Gain) Loss, Net	6	24	140	(812)	(198)
Revaluation (Gain)	4	-	-	(2,555)	-
Transaction Costs	4	-	-	56	-
Re-measurement of Contingent Payment	4,15	(29)	-	(138)	-
Research Costs		21	6	36	36
(Gain) Loss on Divestiture of Assets		1	-	1	6
Other (Income) Loss, Net	7	(1)	27	(5)	34

Earnings (Loss) From Continuing Operations Before Income Tax		(1,428)	(275)	2,216	(802)
Income Tax Expense (Recovery)	10	(652)	(66)	(52)	(343)

Net Earnings (Loss) From Continuing Operations		(776)	(209)	2,268	(459)
Net Earnings (Loss) From Discontinued Operations	9	1,396	300	1,098	(86)

Net Earnings (Loss)		620	91	3,366	(545)

Basic and Diluted Earnings (Loss) Per Share ($)	11
Continuing Operations		(0.63)	(0.25)	2.06	(0.55)
Discontinued Operations		1.13	0.36	0.99	(0.10)
Net Earnings (Loss) Per Share		0.50	0.11	3.05	(0.65)

(1)	The comparative periods have been restated to reflect discontinued operations as discussed in Notes 1 and 9.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended December 31, 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended December 31,

($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2017	2016	2017	2016

Net Earnings (Loss)		620	91	3,366	(545)
Other Comprehensive Income (Loss), Net of Tax	20
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		8	6	9	(3)
Items That May be Reclassified to Profit or Loss:
Available for Sale Financial Assets – Change in Fair Value		-	-	(1)	(2)
Available for Sale Financial Assets – Reclassified to Profit or Loss		-	-	-	1
Foreign Currency Translation Adjustment		15	99	(275)	(106)
Total Other Comprehensive Income (Loss), Net of Tax		23	105	(267)	(110)
Comprehensive Income (Loss)		643	196	3,099	(655)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended December 31, 2017

CONSOLIDATED BALANCE SHEETS (unaudited)

As at December 31,

($ millions)

	Notes	2017	2016

Assets
Current Assets
Cash and Cash Equivalents		610	3,720
Accounts Receivable and Accrued Revenues		1,830	1,838
Income Tax Receivable		68	6
Inventories		1,389	1,237
Risk Management	23,24	63	21
Assets Held for Sale	9	1,048	-
Total Current Assets		5,008	6,822
Exploration and Evaluation Assets	1,12	3,673	1,585
Property, Plant and Equipment, Net	1,13	29,596	16,426
Income Tax Receivable		311	124
Risk Management	23,24	2	3
Other Assets		71	56
Goodwill	14	2,272	242
Total Assets		40,933	25,258

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,635	2,266
Contingent Payment	15	38	-
Income Tax Payable		129	112
Risk Management	23,24	1,031	293
Liabilities Related to Assets Held for Sale	9	603	-
Total Current Liabilities		4,436	2,671
Long-Term Debt	16	9,513	6,332
Contingent Payment	15	168	-
Risk Management	23,24	20	22
Decommissioning Liabilities	17	1,029	1,847
Other Liabilities	18	173	211
Deferred Income Taxes		5,613	2,585
Total Liabilities		20,952	13,668
Shareholders’ Equity		19,981	11,590
Total Liabilities and Shareholders’ Equity		40,933	25,258

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended December 31, 2017

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 19)			(Note 20)

As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(545)	-	(545)
Other Comprehensive Income (Loss)	-	-	-	(110)	(110)
Total Comprehensive Income (Loss)	-	-	(545)	(110)	(655)
Stock-Based Compensation Expense	-	20	-	-	20
Dividends on Common Shares	-	-	(166)	-	(166)
As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	3,366	-	3,366
Other Comprehensive Income (Loss)	-	-	-	(267)	(267)
Total Comprehensive Income (Loss)	-	-	3,366	(267)	3,099
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	11	-	-	11
Dividends on Common Shares	-	-	(225)	-	(225)
As at December 31, 2017	11,040	4,361	3,937	643	19,981

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	6	For the period ended December 31, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended December 31,

($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2017	2016	2017	2016

Operating Activities
Net Earnings (Loss)		620	91	3,366	(545)
Depreciation, Depletion and Amortization	13	620	(71)	2,030	1,498
Exploration Expense	12	887	-	890	2
Deferred Income Taxes	10	(153)	144	583	(209)
Unrealized (Gain) Loss on Risk Management	23	654	114	729	554
Unrealized Foreign Exchange (Gain) Loss	6	51	152	(857)	(189)
Revaluation (Gain)	4	-	-	(2,555)	-
Re-measurement of Contingent Payment	15	(29)	-	(138)	-
(Gain) Loss on Discontinuance	9	(1,888)	-	(1,285)	-
(Gain) Loss on Divestiture of Assets		1	-	1	6
Unwinding of Discount on Decommissioning Liabilities	17	60	33	128	130
Onerous Contract Provisions, Net of Cash Paid		(1)	27	(8)	53
Other Asset Impairments	7	-	23	-	30
Other		44	22	30	93
Net Change in Other Assets and Liabilities		(32)	(32)	(107)	(91)
Net Change in Non-Cash Working Capital		66	(339)	252	(471)
Cash From Operating Activities		900	164	3,059	861

Investing Activities
Acquisition, Net of Cash Acquired	4	(3)	-	(14,565)	-
Capital Expenditures – Exploration and Evaluation Assets	12	(19)	(11)	(147)	(67)
Capital Expenditures – Property, Plant and Equipment	13	(568)	(248)	(1,523)	(967)
Proceeds From Divestiture of Assets		2,271	-	3,210	8
Net Change in Investments and Other		-	(1)	-	(1)
Net Change in Non-Cash Working Capital		106	16	159	(52)
Cash From (Used in) Investing Activities		1,787	(244)	(12,866)	(1,079)

Net Cash Provided (Used) Before Financing Activities		2,687	(80)	(9,807)	(218)

Financing Activities	25
Issuance of Long-Term Debt	16	-	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	16	(1)	-	32	-
Net Issuance of Debt Under Asset Sale Bridge Facility	16	-	-	3,569	-
Repayment of Debt Under Asset Sale Bridge Facility	16	(2,650)	-	(3,600)	-
Common Shares Issued, Net of Issuance Costs	19	-	-	2,899	-
Dividends Paid on Common Shares	11	(61)	(42)	(225)	(166)
Other		-	(1)	(2)	(2)
Cash From (Used in) Financing Activities		(2,712)	(43)	6,515	(168)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		3	(7)	182	1
Increase (Decrease) in Cash and Cash Equivalents		(22)	(130)	(3,110)	(385)
Cash and Cash Equivalents, Beginning of Period		632	3,850	3,720	4,105
Cash and Cash Equivalents, End of Period		610	3,720	610	3,720

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	7	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) a 50 percent interest in FCCL Partnership (“FCCL”) and the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets (the “Deep Basin Assets”). This acquisition (the “Acquisition”) increased Cenovus’s interest in FCCL to 100 percent and expanded Cenovus’s operating areas to include more than three million net acres of land, exploration and production assets and related infrastructure and agreements in Alberta and British Columbia. The Acquisition had an effective date of January 1, 2017 (see Note 4).

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

●

Oil Sands, which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. The Company’s interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

●

Deep Basin, which includes approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. The Deep Basin Assets were acquired on May 17, 2017.

●

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

●

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

In 2017, Cenovus disposed of the majority of the crude oil and natural gas assets in the Company’s Conventional segment. As such, the results of operations have been classified as a discontinued operation (see Note 9). This segment included the production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the CO2 enhanced oil recovery project at Weyburn and emerging tight oil opportunities. As at December 31, 2017, all Conventional assets were sold, except for the Company’s Suffield operations. The sale of the Suffield assets closed on January 5, 2018.

Cenovus Energy Inc.	8	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

A) Results of Operations — Segment and Operational Information

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended December 31,	2017	2016	2017	2016	2017	2016
Revenues
Gross Sales	2,424	957	231	-	2,690	2,477
Less: Royalties	113	2	20	-	-	-
	2,311	955	211	-	2,690	2,477

Expenses
Purchased Product	-	-	-	-	2,181	2,181
Transportation and Blending	1,193	493	24	-	-	-
Operating	271	142	94	-	193	185
Production and Mineral Taxes	-	-	1	-	-	-
(Gain) Loss on Risk Management	235	(14)	-	-	2	3
Operating Margin	612	334	92	-	314	108
Depreciation, Depletion and Amortization	383	170	167	-	53	54
Exploration Expense	887	-	-	-	-	-
Segment Income (Loss)	(658)	164	(75)	-	261	54

			Corporate and Eliminations		Consolidated
For the three months ended December 31,			2017	2016	2017	2016

Revenues
Gross Sales			(133)	(108)	5,212	3,326
Less: Royalties			-	-	133	2
			(133)	(108)	5,079	3,324

Expenses
Purchased Product			(129)	(106)	2,052	2,075
Transportation and Blending			(3)	(2)	1,214	491
Operating			(1)	(1)	557	326
Production and Mineral Taxes			-	-	1	-
(Gain) Loss on Risk Management			650	114	887	103
Depreciation, Depletion and Amortization			15	15	618	239
Exploration Expense			-	-	887	-
Segment Income (Loss)			(665)	(128)	(1,137)	90
General and Administrative			91	101	91	101
Finance Costs			187	98	187	98
Interest Income			(3)	(7)	(3)	(7)
Foreign Exchange (Gain) Loss, Net			24	140	24	140
Revaluation (Gain)			-	-	-	-
Transaction Costs			-	-	-	-
Re-measurement of Contingent Payment			(29)	-	(29)	-
Research Costs			21	6	21	6
(Gain) Loss on Divestiture of Assets			1	-	1	-
Other (Income) Loss, Net			(1)	27	(1)	27
			291	365	291	365
Earnings (Loss) From Continuing Operations Before Income Tax					(1,428)	(275)
Income Tax Expense (Recovery)					(652)	(66)
Net Earnings (Loss) From Continuing Operations					(776)	(209)

Cenovus Energy Inc.	9	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

	Oil Sands		Deep Basin		Refining and Marketing
For the twelve months ended December 31,	2017	2016	2017	2016	2017	2016
Revenues
Gross Sales	7,362	2,929	555	-	9,852	8,439
Less: Royalties	230	9	41	-	-	-
	7,132	2,920	514	-	9,852	8,439

Expenses
Purchased Product	-	-	-	-	8,476	7,325
Transportation and Blending	3,704	1,721	56	-	-	-
Operating	934	501	250	-	772	742
Production and Mineral Taxes	-	-	1	-	-	-
(Gain) Loss on Risk Management	307	(179)	-	-	6	26
Operating Margin	2,187	877	207	-	598	346
Depreciation, Depletion and Amortization	1,230	655	331	-	215	211
Exploration Expense	888	2	-	-	-	-
Segment Income (Loss)	69	220	(124)	-	383	135

			Corporate and Eliminations		Consolidated
For the twelve months ended December 31,			2017	2016	2017	2016
Revenues
Gross Sales			(455)	(353)	17,314	11,015
Less: Royalties			-	-	271	9
			(455)	(353)	17,043	11,006

Expenses
Purchased Product			(443)	(347)	8,033	6,978
Transportation and Blending			(12)	(6)	3,748	1,715
Operating			(7)	(4)	1,949	1,239
Production and Mineral Taxes			-	-	1	-
(Gain) Loss on Risk Management			583	554	896	401
Depreciation, Depletion and Amortization			62	65	1,838	931
Exploration Expense			-	-	888	2
Segment Income (Loss)			(638)	(615)	(310)	(260)
General and Administrative			308	326	308	326
Finance Costs			645	390	645	390
Interest Income			(62)	(52)	(62)	(52)
Foreign Exchange (Gain) Loss, Net			(812)	(198)	(812)	(198)
Revaluation (Gain)			(2,555)	-	(2,555)	-
Transaction Costs			56	-	56	-
Re-measurement of Contingent Payment			(138)	-	(138)	-
Research Costs			36	36	36	36
(Gain) Loss on Divestiture of Assets			1	6	1	6
Other (Income) Loss, Net			(5)	34	(5)	34
			(2,526)	542	(2,526)	542
Earnings (Loss) From Continuing Operations Before Income Tax					2,216	(802)
Income Tax Expense (Recovery)					(52)	(343)
Net Earnings (Loss) From Continuing Operations					2,268	(459)

Cenovus Energy Inc.	10	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

B) Revenues by Product

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Upstream
Crude Oil	2,339	949	7,184	2,902
Natural Gas (1)	84	5	235	16
NGLs	84	-	184	-
Other	15	1	43	2
Refining and Marketing	2,690	2,477	9,852	8,439
Corporate and Eliminations	(133)	(108)	(455)	(353)
Revenues From Continuing Operations	5,079	3,324	17,043	11,006

(1)  In the three and twelve months ending December 31, 2017, approximately 11 percent and 14 percent, respectively, of the natural gas produced by Cenovus’s Deep Basin Assets was sold to ConocoPhillips resulting in gross sales of $10 million and $32 million, respectively.

C) Geographical Information

	Revenues
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Canada	2,970	1,648	9,723	4,978
United States	2,109	1,676	7,320	6,028
Revenues From Continuing Operations	5,079	3,324	17,043	11,006

			Non-Current Assets (1)
As at December 31,			2017	2016

Canada (2)			31,756	14,130
United States			3,856	4,179
Consolidated			35,612	18,309

(1) Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), goodwill and other assets.

(2)  Certain crude oil and natural gas properties of the Conventional and Deep Basin segments, which reside in Canada, have been reclassified as held for sale in 2017 in current assets. 2016 includes $3.1 billion related to the Conventional segment.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E		PP&E
As at December 31,	2017	2016	2017	2016

Oil Sands	617	1,564	22,320	8,798
Deep Basin	3,056	-	3,019	-
Conventional	-	21	-	3,080
Refining and Marketing	-	-	3,967	4,273
Corporate and Eliminations	-	-	290	275
Consolidated	3,673	1,585	29,596	16,426

	Goodwill		Total Assets
As at December 31,	2017	2016	2017	2016

Oil Sands	2,272	242	26,799	11,112
Deep Basin	-	-	6,694	-
Conventional	-	-	644	3,196
Refining and Marketing	-	-	5,432	6,613
Corporate and Eliminations	-	-	1,364	4,337
Consolidated	2,272	242	40,933	25,258

Cenovus Energy Inc.	11	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Capital
Oil Sands	313	128	973	604
Deep Basin	148	-	225	-
Conventional	26	57	206	171
Refining and Marketing	56	65	180	220
Corporate	40	9	77	31
Capital Investment	583	259	1,661	1,026

Acquisition Capital
Oil Sands (2)	7	-	11,614	11
Deep Basin	80	-	6,774	-
Total Capital Expenditures	670	259	20,049	1,037

(1)	Includes expenditures on PP&E, E&E assets and assets held for sale.
(2)

In connection with the Acquisition discussed in Note 4, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”), which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the estimated fair value was $11,605 million as at May 17, 2017.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2017.

These interim Consolidated Financial Statements were approved by the Audit Committee effective February 14, 2018.

3. SIGNIFICANT ACCOUNTING POLICIES

A) Accounting Policies

Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. These interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2016, except for income taxes. Clarification on the Company’s business combinations and goodwill accounting policy has been added below.

Income Taxes

Income taxes on earnings or loss in interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition. Any excess of the purchase price plus any non-controlling interest over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the fair value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the cash-generating units (“CGUs”) to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

Cenovus Energy Inc.	12	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.

When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.

B) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

A number of new accounting standards, amendments to accounting standards and interpretations are effective for annual periods beginning on or after January 1, 2018 and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2017. The standards applicable to Cenovus are as follows and will be adopted on their respective effective dates:

Financial Instruments

On July 24, 2014, the IASB issued the final version of IFRS 9, “Financial Instruments” (“IFRS 9”) to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).

IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The IAS 39 measurement categories for financial assets will be replaced by fair value through profit or loss, fair value through other comprehensive income (“FVOCI”) and amortized cost. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale. Based on Management’s assessment, the change in categories will not have a material impact on the Consolidated Financial Statements. As at December 31, 2017, the Company has private equity investments classified as available for sale with a fair value of $37 million. Under IFRS 9, the Company has elected to measure these investments as FVOCI. As such, all fair value gains or losses will be recorded in other comprehensive income (“OCI”), impairments will not be recognized in net earnings and fair value gains or losses will not be recycled to net earnings on disposition.

IFRS 9 retains most of the IAS 39 requirements for financial liabilities. However, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than net earnings, unless this creates an accounting mismatch. Cenovus currently does not designate any financial liabilities as fair value through profit or loss; therefore, there will be no impact on the accounting for financial liabilities.

A new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. Management does not expect a material change to its impairment provision as at January 1, 2018.

In addition, IFRS 9 includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. Cenovus does not currently apply hedge accounting.

IFRS 9 must be adopted for years beginning on or after January 1, 2018. The Company will apply the new standard retrospectively and elect to use the practical expedients permitted under the standard. Comparative periods will not be restated.

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

Management has assessed the impact of applying the new standard on the Consolidated Financial Statements and has not identified any material differences from its current revenue recognition practice.

The adoption of IFRS 15 is mandatory for years beginning on or after January 1, 2018. The standard may be applied either retrospectively or using a modified retrospective approach. Cenovus intends to adopt the standard using the modified retrospective approach recognizing the cumulative impact of adoption in retained earnings as of January 1, 2018. Comparative periods will not be restated. The Company will apply IFRS 15 using the practical expedient in paragraph C5(a) of IFRS 15, under which the Company will not restate contracts that are completed contracts as at the date of adoption.

Cenovus Energy Inc.	13	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

Leases

On January 13, 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has been adopted. The standard may be applied retrospectively or using a modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect of applying the standard to prior periods as an adjustment to opening retained earnings. It is anticipated that the adoption of IFRS 16 will have a material impact on the Company’s Consolidated Balance Sheets due to material operating lease commitments. Cenovus will adopt IFRS 16 effective January 1, 2019. The Company intends to adopt the standard using the retrospective with cumulative effect approach and apply several of the practical expedients available.

Uncertain Tax Positions

In June 2017, the IASB issued International Financial Reporting Interpretation Committee 23, “Uncertainty Over Income Tax Treatments” (“IFRIC 23”). The interpretation provides clarity on how to account for a tax position when there is uncertainty over income tax treatments. In determining the likely resolution of the uncertain tax positions, a position may be considered separately or as a group. In addition, an assessment is required to determine the probability that the tax authority will accept the tax position taken in income tax filings. If the uncertain income tax treatment is unlikely to be accepted, the accounting tax position must reflect an appropriate level of uncertainty. An uncertain tax position may be reassessed if new information changes the original assessment. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 using either a modified or full retrospective approach. IFRIC 23 is not expected to have a significant impact on the Consolidated Financial Statements.

C) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. Further to those areas discussed in the annual Consolidated Financial Statements for the year ended December 31, 2016, the estimation of fair values of the assets acquired and liabilities assumed in a business combination, including contingent payment and goodwill, is a key area involving significant estimates or judgments.

4. ACQUISITION

FCCL and Deep Basin Acquisition

A) Summary of the Acquisition

On May 17, 2017, Cenovus acquired ConocoPhillips’ 50 percent interest in FCCL and the majority of ConocoPhillips’ Deep Basin Assets in Alberta and British Columbia (the “Acquisition”). The Acquisition provides Cenovus with control over the Company’s oil sands operations, doubles the Company’s oil sands production, and almost doubles the Company’s proved bitumen reserves. The Deep Basin Assets provide a second core operating area with more than three million net acres of land, exploration and production assets, and related infrastructure in Alberta and British Columbia.

The Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired has been recorded as goodwill.

B) Identifiable Assets Acquired and Liabilities Assumed

The final purchase price allocation is based on Management’s best estimate of fair value and has been retrospectively adjusted to reflect new information obtained between May 17, 2017 and December 31, 2017 about conditions that existed at the acquisition date. As a result of these adjustments, the final purchase price allocation includes an increase of $912 million to PP&E, $56 million to inventory and $16 million to accounts receivable and accrued revenues, as well as an $822 million decrease to E&E assets. Goodwill from the Acquisition was reduced to $2,030 million and the revaluation gain increased to $2,555 million. These adjustments also resulted in a $9 million increase to the deferred income tax liability. Depreciation, depletion and amortization (“DD&A”), operating

Cenovus Energy Inc.	14	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

expenses and deferred income tax expense of prior quarters have been restated to reflect the impact of these measurement period adjustments.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of the Acquisition.

	Notes

100 Percent of the Identifiable Assets Acquired and Liabilities Assumed for FCCL
Cash		880
Accounts Receivable and Accrued Revenues		964
Inventories		345
E&E Assets	12	491
PP&E	13	22,717
Other Assets		27
Accounts Payable and Accrued Liabilities		(445)
Decommissioning Liabilities	17	(277)
Other Liabilities		(8)
Deferred Income Taxes		(2,506)
		22,188
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed for Deep Basin
Accounts Receivable and Accrued Revenues		16
Inventories		14
E&E Assets	12	3,117
PP&E	13	3,600
Accounts Payable and Accrued Liabilities		(6)
Decommissioning Liabilities	17	(667)
		6,074
Total Identifiable Net Assets		28,262

The fair value of acquired accounts receivables and accrued revenues was $980 million. As at December 31, 2017, $964 million has been received and the remainder is expected to be collected.

C) Total Consideration

Total consideration for the Acquisition consisted of US$10.6 billion in cash and 208 million Cenovus common shares plus closing adjustments. At the same time, Cenovus agreed to make certain quarterly contingent payments to ConocoPhillips during the five years subsequent to May 17, 2017 if crude oil prices exceed a specific threshold. The following table summarizes the fair value of the consideration:

Common Shares	2,579
Cash	15,005
17,584
Estimated Contingent Payment (Note 15)	361
Total Consideration	17,945

At the date of closing, the Company issued 208 million common shares to ConocoPhillips that were accounted for at $12.40 per share, the estimated fair value for accounting purposes.

Consideration paid in cash was US$10.6 billion, before closing adjustments, and was financed through a bought-deal common share offering (see Note 19) and an offering in the United States for senior unsecured notes (see Note 16). In addition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility (see Note 16). The remainder of the cash purchase price was funded with cash on hand and a draw on Cenovus’s existing committed credit facility.

The estimated contingent payment related to oil sands production reflects that Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date for quarters in which the average Western Canadian Select (“WCS”) crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. There are no maximum payment terms.

The calculation of any contingent payment includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. The terms of the contingent payment agreement allow Cenovus to retain 80 percent to 85 percent of the WCS prices above $52.00 per barrel, based on gross production capacity at Foster Creek and Christina Lake at the time

Cenovus Energy Inc.	15	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

of the Acquisition. As production capacity increases with future expansions, the percentage of upside available to Cenovus will increase further.

The contingent payment is accounted for as a financial option. The fair value of $361 million on May 17, 2017 was estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate (“WTI”) options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. The contingent payment will be re-measured at fair value at each reporting date with changes in fair value recognized in net earnings (see Note 15).

D) Goodwill

Goodwill arising from the Acquisition has been recognized as follows:

	Notes

Total Purchase Consideration	4C	17,945
Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL		12,347
Fair Value of Identifiable Net Assets	4B	(28,262)
Goodwill		2,030

Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL

Prior to the Acquisition, Cenovus’s 50 percent interest in FCCL was jointly controlled with ConocoPhillips and met the definition of a joint operation under IFRS 11, “Joint Arrangements” and as such Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Acquisition, Cenovus controls FCCL, as defined under IFRS 10, “Consolidated Financial Statements” and, accordingly, FCCL has been consolidated from the date of acquisition. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings. The acquisition-date fair value of the previously held interest was $12.3 billion and has been included in the measurement of the total consideration transferred. The carrying value of the FCCL assets was $9.7 billion. As a result, Cenovus recognized a non-cash revaluation gain of $2.6 billion ($1.9 billion, after-tax) on the re-measurement to fair value of its existing interest in FCCL.

Goodwill was recorded in connection with deferred tax liabilities arising from the difference between the purchase price allocated to the FCCL assets and liabilities based on fair value and the tax basis of these assets and liabilities. In addition, the consideration paid for FCCL included a control premium, which resulted in a higher value compared to the fair value of the net assets acquired.

E) Acquisition-Related Costs

The Company incurred $56 million of Acquisition-related costs, excluding common share and debt issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings.

Debt issuance costs related to the Acquisition financing were $72 million. These costs are netted against the carrying amount of the debt and amortized using the effective interest method.

F) Transitional Services

Under the purchase and sales agreement, Cenovus and ConocoPhillips agreed to certain transitional services where ConocoPhillips provided certain day-to-day services required by Cenovus for a period of approximately nine months. These transactions were in the normal course of operations and have been measured at the exchange amounts.

Costs related to the transitional services of approximately $40 million were recorded in general and administrative expenses.

G) Revenue and Profit Contribution

The acquired business contributed revenues of $3.3 billion and net earnings of $172 million for the period from May 17, 2017 to December 31, 2017.

Cenovus Energy Inc.	16	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

If the closing of the Acquisition had occurred on January 1, 2017, Cenovus’s consolidated pro forma revenue and net earnings for the twelve months ended December 31, 2017 would have been $19.0 billion and $3.5 billion, respectively. These amounts have been calculated using results from the acquired business and adjusting them for:

●	Differences in accounting policies;
●

Additional finance costs that would have been incurred if the amounts drawn on the Company’s committed asset sale bridge credit facility and the senior unsecured notes issued to fund the Acquisition had occurred on January 1, 2017;

●	Additional DD&A that would have been charged assuming the fair value adjustments to PP&E and E&E assets had applied from January 1, 2017;
●	Accretion on the decommissioning liability if it had been assumed on January 1, 2017; and
●	The consequential tax effects.

This pro forma information is not necessarily indicative of the results that would have been obtained if the Acquisition had actually occurred on January 1, 2017.

5. FINANCE COSTS

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Interest Expense - Short-Term Borrowings and Long-Term Debt	166	86	571	341
Unwinding of Discount on Decommissioning Liabilities (Note 17)	16	7	48	28
Other	5	5	26	21
	187	98	645	390

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	50	147	(665)	(196)
Other	1	5	(192)	7
Unrealized Foreign Exchange (Gain) Loss	51	152	(857)	(189)
Realized Foreign Exchange (Gain) Loss	(27)	(12)	45	(9)
	24	140	(812)	(198)

7. OTHER (INCOME) LOSS, NET

As at December 31, 2016, due to the Government of Canada’s decision to reject the Northern Gateway Pipeline project, the Company wrote off $23 million of capitalized costs associated with its funding support unit in Northern Gateway Pipeline. In addition, $7 million of costs associated with termination were recorded and $7 million of certain investments in private equity companies were written off.

8. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Net Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

2017 Upstream Impairments

As indicators of impairment were noted for the Company’s upstream assets due to a decline in forward commodity prices since the Acquisition, the Company tested its upstream CGUs for impairment. As at December 31, 2017, the Company determined that the carrying amount of the Clearwater CGU exceeded its recoverable amount, resulting in an impairment loss of $56 million. The impairment was recorded as additional DD&A in the Deep Basin segment. Future cash flows for the CGU declined due to lower forward crude oil prices and revisions to the development plan. As at December 31, 2017, the recoverable amount of the Clearwater CGU was estimated to be approximately $295 million.

Cenovus Energy Inc.	17	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s independent qualified reserves evaluators (“IQREs”) (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2017 by the IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2017, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2018	2019	2020	2021	2022	Average Annual Increase Thereafter

WTI (US$/barrel)	57.50	60.90	64.13	68.33	71.19	2.1%
WCS (C$/barrel)	50.61	56.59	60.86	64.56	66.63	2.1%
Edmonton C5+ (C$/barrel)	72.41	74.90	77.07	81.07	83.32	2.1%
AECO (C$/Mcf) (1) (2)	2.43	2.77	3.19	3.48	3.67	2.0%

(1)	Alberta Energy Company (“AECO”) natural gas.
(2)	Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no goodwill impairments for the twelve months ended December 31, 2017.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have on impairment testing for the following CGUs:

	Increase (Decrease) to Impairment
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates (1)	Five Percent Decrease in the Forward Price Estimates
Clearwater	27	(30)	(56)	65
Primrose	-	-	-	-
Christina Lake	-	-	-	-
Narrows Lake	312	-	-	333

(1)	The $56 million represents the impairment loss as at December 31, 2017 that could be reversed in future periods.

2016 Net Upstream Impairments

As at December 31, 2016, the recoverable value of the Northern Alberta CGU was estimated to be $1.1 billion. Earlier in 2016 and 2015, impairment losses of $380 million and $184 million, respectively, were recorded primarily due to a decline in long-term heavy crude oil prices and a slowing of the development plan. In the fourth quarter of 2016, the Company reversed $400 million of impairment losses, net of the DD&A that would have been recorded had no impairments been recorded. The reversal arose due to the increase in the CGU’s estimated recoverable amount caused by an average reduction in expected future operating costs of five percent and lower future development costs, partially offset by a decline in estimated reserves. The impairment losses and subsequent reversal were recorded as DD&A in the Conventional segment, which has been classified as a discontinued operation (see Note 9). The Northern Alberta CGU included the Pelican Lake and Elk Point producing assets and other emerging assets in the exploration and evaluation stage.

As at December 31, 2016, the recoverable amount of the Suffield CGU PP&E was estimated to be $548 million. Earlier in 2016, an impairment loss of $65 million was recognized due to lower long-term forward natural gas and heavy crude oil prices. In the fourth quarter of 2016, the Company reversed the full amount of the impairment losses, net of the DD&A that would have been recorded had no impairment been recorded ($62 million). The reversal arose due to a decline in expected future royalties increasing the estimated recoverable amount of the CGU. The impairment loss and the subsequent reversal were recorded as DD&A in the Conventional segment,

Cenovus Energy Inc.	18	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

which has been classified as a discontinued operation (see Note 9). The Suffield CGU included production of natural gas and heavy crude oil in Alberta on the Canadian Forces Base.

Key Assumptions

The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s IQREs (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. Forward prices as at December 31, 2016 used to determine future cash flows from crude oil and natural gas reserves were:

	2017	2018	2019	2020	2021	Average Annual Increase Thereafter

WTI (US$/barrel)	55.00	58.70	62.40	69.00	75.80	2.0%
WCS (C$/barrel)	53.70	58.20	61.90	66.50	71.00	2.0%
AECO (C$/Mcf) (1)	3.40	3.15	3.30	3.60	3.90	2.2%

(1)	Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

There were no goodwill impairments for the twelve months ended December 31, 2016.

B) Asset Impairments and Writedowns

Exploration and Evaluation Assets

For the year ended December 31, 2017, Management wrotedown certain E&E assets, as their carrying values were not considered to be recoverable. As a result, $888 million of previously capitalized costs were recorded as exploration expense. These assets reside primarily in the Borealis CGU within the Oil Sands segment.

Management’s decision was based on a comprehensive review of spending to date, decisions to limit spending on these assets in recent years and the current business plan spending on the assets going forward. At this point, Management is not committing further material funding beyond that required to retain ownership of this significant resource. In addition, regulatory changes to the Oil Sands Royalty application process impact the economic viability of these projects.

In 2016, $2 million of previously capitalized E&E costs were written off and recorded as exploration expense in the Oil Sands segment.

Property, Plant and Equipment, Net

In 2017, the Company recorded an impairment loss of $21 million related to equipment that was written down to its recoverable amount. The impairment loss relates to the Oil Sands segment.

In the fourth quarter of 2016, the Company recorded an impairment loss of $20 million primarily related to equipment that was written down to its recoverable amount. This impairment was recorded as additional DD&A in the Conventional segment, which has been classified as a discontinued operation.

Earlier in 2016, the Company also recorded an impairment loss of $16 million related to preliminary engineering costs associated with a project that was cancelled and equipment that was written down to its recoverable amount. This impairment loss was recorded as additional DD&A in the Oil Sands segment. Leasehold improvements of $4 million were also written off and recorded as additional DD&A in the Corporate and Eliminations segment.

9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In the second quarter of 2017, the Company announced its intention to divest of its Conventional segment which included its heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and conventional crude oil, natural gas and NGLs assets in the Suffield and Palliser areas in southern Alberta. The associated assets and liabilities were consequently presented as held for sale and the results of operations reported as a discontinued operation.

A) Results of Discontinued Operations

In 2017, the Company sold the majority of its Conventional segment assets for total gross cash proceeds of $3.2 billion before closing adjustments. Details of the asset sales are as follows:

Pelican Lake

On September 29, 2017, the Company completed the sale of its Pelican Lake heavy oil operations, as well as other miscellaneous assets in northern Alberta, for cash proceeds of $975 million before closing adjustments. A before tax loss on discontinuance of $623 million was recorded on the sale.

Cenovus Energy Inc.	19	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

Palliser

On December 7, 2017, Cenovus completed the sale of its Palliser crude oil and natural gas operations in southern Alberta for cash proceeds of $1.3 billion before closing adjustments. A before tax gain on discontinuance of $1.6 billion was recorded on the sale.

Weyburn

On December 14, 2017, the Company completed the sale of its Weyburn assets in southern Saskatchewan for cash proceeds of $940 million before closing adjustments. A before tax gain on discontinuance of $276 million was recorded on the sale.

Suffield

On September 25, 2017, Cenovus entered into an agreement to sell its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. The sale closed on January 5, 2018. The Company anticipates a before-tax gain of approximately $350 million to be recorded in 2018. The agreement includes a deferred purchase price adjustment (“DPPA”) that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the next two years.

The DPPA is a two year agreement that commences on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per million British thermal units. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

The following table presents the results of discontinued operations, including asset sales:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016
Revenues
Gross Sales	218	369	1,309	1,267
Less: Royalties	29	51	174	139
	189	318	1,135	1,128
Expenses
Transportation and Blending	18	50	167	186
Operating	83	113	426	444
Production and Mineral Taxes	4	3	18	12
(Gain) Loss on Risk Management	14	(1)	33	(58)
Operating Margin	70	153	491	544
Depreciation, Depletion and Amortization	2	(310)	192	567
Exploration Expense	-	-	2	-
Finance Costs	44	26	80	102
Earnings (Loss) From Discontinued Operations Before Income Tax	24	437	217	(125)
Current Tax Expense (Recovery)	-	-	24	86
Deferred Tax Expense (Recovery)	6	137	33	(125)
After-tax Earnings (Loss) From Discontinued Operations	18	300	160	(86)
After-tax Gain (Loss) on Discontinuance (1)	1,378	-	938	-
Net Earnings (Loss) From Discontinued Operations	1,396	300	1,098	(86)

(1)	Net of deferred tax expense of $510 million and $347 million, respectively, in the three and twelve months ended December 31, 2017.

B) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Cash From Operating Activities	67	142	448	435
Cash From (Used in) Investing Activities	2,234	(57)	2,993	(168)
Net Cash Flow	2,301	85	3,441	267

Cenovus Energy Inc.	20	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

C) Assets and Liabilities Held for Sale

In the fourth quarter of 2017, the Company announced its intention to market for sale a package of non-core Deep Basin assets in the East Clearwater area and a portion of the West Clearwater assets. The assets have been classified as held for sale and recorded at the lesser of their carrying amount and their fair value less cost to sell. Assets and liabilities held for sale also include the Suffield operations, which were sold on January 5, 2018. No impairments were recorded on the assets held for sale as at December 31, 2017.

	E&E Assets	PP&E	Decommissioning Liabilities
As at December 31, 2017	(Note 12)	(Note 13)	(Note 17)
Conventional	-	568	454
Deep Basin	46	434	149
	46	1,002	603

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Current Tax
Canada	15	(73)	(217)	(260)
United States	2	-	(38)	1
Current Tax Expense (Recovery)	17	(73)	(255)	(259)
Deferred Tax Expense (Recovery)	(669)	7	203	(84)
Tax Expense (Recovery) From Continuing Operations	(652)	(66)	(52)	(343)

In 2017 and 2016, the Company recorded a current tax recovery due to the carryback of losses for income tax purposes and prior year adjustments. A deferred tax expense was recorded in 2017 due to the revaluation gain of our pre-existing interest in connection with the Acquisition, partially offset by a $275 million recovery from the reduction of the U.S. federal corporate income tax rate from 35 percent to 21 percent reducing the Company’s deferred income tax liability and the impact of E&E asset writedowns.

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

	Twelve Months Ended
For the periods ended December 31,	2017	2016

Earnings (Loss) From Continuing Operations Before Income Tax	2,216	(802)
Canadian Statutory Rate	27.0%	27.0%
Expected Income Tax (Recovery)	598	(217)
Effect of Taxes Resulting From:
Foreign Tax Rate Differential	(17)	(46)
Non-Taxable Capital (Gains) Losses	(148)	(26)
Non-Recognition of Capital (Gains) Losses	(118)	(26)
Adjustments Arising From Prior Year Tax Filings	(41)	(46)
(Recognition) of Previously Unrecognized Capital Losses	(68)	-
Change in U.S. Statutory Rate	(275)	-
Non-Deductible Expenses	(5)	5
Other	22	13
Tax Expense (Recovery) From Continuing Operations	(52)	(343)
Effective Tax Rate	(2.3)%	42.8%

Cenovus Energy Inc.	21	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016
Earnings (Loss) From:
Continuing Operations	(776)	(209)	2,268	(459)
Discontinued Operations	1,396	300	1,098	(86)
Net Earnings (Loss)	620	91	3,366	(545)
Weighted Average Number of Shares (millions)	1,228.8	833.3	1,102.5	833.3

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	(0.63)	(0.25)	2.06	(0.55)
Discontinued Operations	1.13	0.36	0.99	(0.10)
Net Earnings (Loss) Per Share	0.50	0.11	3.05	(0.65)

B) Dividends Per Share

For the twelve months ended December 31, 2017, the Company paid dividends of $225 million or $0.20 per share (twelve months ended December 31, 2016 – $166 million or $0.20 per share).

12. EXPLORATION AND EVALUATION ASSETS

Total

As at December 31, 2016	1,585
Additions	147
Acquisition (Note 4) (1)	3,608
Transfers to Assets Held for Sale (Note 9)	(316)
Transfers to PP&E (Note 13)	(6)
Exploration Expense (Notes 8 and 9)	(890)
Change in Decommissioning Liabilities	5
Exchange Rate Movements and Other	19
Divestitures (1)	(479)
As at December 31, 2017	3,673

(1)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.

Cenovus Energy Inc.	22	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2016	31,941	333	5,259	1,074	38,607
Additions	1,324	-	168	89	1,581
Acquisition (Note 4) (2)	26,317	-	-	-	26,317
Transfers From E&E Assets (Note 12)	6	-	-	-	6
Transfers to Assets Held for Sale (Note 9)	(19,719)	-	-	-	(19,719)
Change in Decommissioning Liabilities	(67)	-	-	3	(64)
Exchange Rate Movements and Other	(28)	-	(364)	1	(391)
Divestitures (2)	(12,333)	-	(2)	-	(12,335)
As at December 31, 2017	27,441	333	5,061	1,167	34,002

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2016	20,088	308	1,076	709	22,181
DD&A	1,653	23	209	68	1,953
Impairment Losses (Note 8)	77	-	-	-	77
Transfers to Assets Held for Sale (Note 9)	(16,120)	-	-	-	(16,120)
Exchange Rate Movements and Other	17	-	(91)	1	(73)
Divestitures (2)	(3,611)	-	(1)	-	(3,612)
As at December 31, 2017	2,104	331	1,193	778	4,406

CARRYING VALUE
As at December 31, 2016	11,853	25	4,183	365	16,426
As at December 31, 2017	25,337	2	3,868	389	29,596

(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3. The carrying value of the pre-existing interest in FCCL was $8,602 million.

14. GOODWILL

As at December 31,	2017	2016

Carrying Value, Beginning of Year	242	242
Goodwill Recognized on Acquisition (Note 4)	2,030	-
Carrying Value, End of Year	2,272	242

The carrying amount of goodwill allocated to the Company’s exploration and production CGUs is:

As at December 31,	2017	2016

Primrose (Foster Creek) (1)	1,101	242
Christina Lake (1)	1,171	-

	2,272	242

(1)	Goodwill recognized on the Acquisition reflects measurement period adjustments.

15. CONTINGENT PAYMENT

Total

As at January 1, 2017	-
Initial Recognition on May 17, 2017 (Note 4)	361
Re-measurement (1)	(138)
Liabilities Settled or Payable	(17)
As at December 31, 2017	206
Less: Current Portion	38
Long-Term Portion	168

(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

Cenovus Energy Inc.	23	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

In connection with the Acquisition (see Note 4), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake which may reduce the amount of a contingent payment. For the three months ended December 31, 2017, $17 million is payable under this agreement.

16. LONG-TERM DEBT

As at December 31,	Notes	US$ Principal Amount	2017	2016

Revolving Term Debt (1)	A	-	-	-
Asset Sale Bridge Credit Facility	B	-	-	-
U.S. Dollar Denominated Unsecured Notes	C	7,650	9,597	6,378
Total Debt Principal			9,597	6,378
Debt Discounts and Transaction Costs			(84)	(46)
Long-Term Debt			9,513	6,332

(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

A) Revolving Term Debt

On April 28, 2017, Cenovus amended its existing committed credit facility to increase the capacity of the facility by $0.5 billion to $4.5 billion and to extend the maturity dates. The committed credit facility consists of a $1.2 billion tranche maturing on November 30, 2020 and a $3.3 billion tranche maturing on November 30, 2021. Borrowings are available by way of Bankers’ Acceptances, LIBOR based loans, prime rate loans or U.S. base rate loans. As at December 31, 2017, there were no amounts drawn on Cenovus’s committed credit facility (2016 – $nil).

B) Asset Sale Bridge Credit Facility

In connection with the Acquisition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility. Net proceeds from the sale of the Company’s Conventional segment assets (see Note 9) and cash on hand were used to repay and retire the committed asset bridge credit facility prior to December 31, 2017.

C) Unsecured Notes

On April 7, 2017, Cenovus completed an offering in the United States for US$2.9 billion in senior unsecured notes in three series (collectively, the “2017 Notes”), as follows:

As at December 31,	US$ Principal Amount	2017

4.25% due 2027	1,200	1,505
5.25% due 2037	700	878
5.40% due 2047	1,000	1,255

	2,900	3,638

In the fourth quarter of 2017, the Company completed an exchange offer (“Exchange Offering”) whereby substantially all of the 2017 Notes were exchanged for notes registered under the Securities Act of 1933 with essentially the same terms and provisions as the 2017 Notes. The Exchange Offering has been treated as a modification for accounting purposes and not an extinguishment.

On October 10, 2017, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, up to US$7.5 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus is available to ConocoPhillips to offer, should they so choose from time to time, the common shares they acquired in connection with the Acquisition. The base shelf prospectus will expire in November 2019. Following the completion of the Exchange Offering and as at December 31, 2017, US$4.6 billion was available under the base shelf prospectus. Offerings under the base shelf prospectus are subject to market conditions.

As at December 31, 2017, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	24	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

17. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

Total

As at December 31, 2016	1,847
Liabilities Incurred	20
Liabilities Acquired (Note 4) (1)	944
Liabilities Settled	(70)
Liabilities Divested (1)	(139)
Transfers to Liabilities Related to Assets Held for Sale (Note 9)	(1,621)
Change in Estimated Future Cash Flows	(155)
Change in Discount Rate	76
Unwinding of Discount on Decommissioning Liabilities	128
Foreign Currency Translation	(1)
As at December 31, 2017	1,029

(1)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and reacquired it at fair value as required by IFRS.

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.3 percent as at December 31, 2017 (December 31, 2016 – 5.9 percent).

18. OTHER LIABILITIES

As at December 31,	2017	2016

Employee Long-Term Incentives	43	72
Pension and Other Post-Employment Benefit Plan	62	71
Onerous Contract Provisions	37	35
Other	31	33

	173	211

19. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	2017		2016
As at December 31,	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	833,290	5,534	833,290	5,534
Common Shares Issued, Net of Issuance Costs and Tax	187,500	2,927	-	-
Common Shares Issued to ConocoPhillips (Note 4)	208,000	2,579	-	-

Outstanding, End of Year	1,228,790	11,040	833,290	5,534

In connection with the Acquisition (see Note 4), Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion ($2.9 billion net of $101 million of share issuance costs).

In addition, the Company issued 208 million common shares to ConocoPhillips on May 17, 2017 as partial consideration for the Acquisition. In relation to the share consideration, Cenovus and ConocoPhillips entered into an investor agreement, and a registration rights agreement which, among other things, restricted ConocoPhillips from

Cenovus Energy Inc.	25	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

selling or hedging its Cenovus common shares until after November 17, 2017. ConocoPhillips is also restricted from nominating new members to Cenovus’s Board of Directors and must vote its Cenovus common shares in accordance with Management’s recommendations or abstain from voting until such time ConocoPhillips owns 3.5 percent or less of the then outstanding common shares of Cenovus. As at December 31, 2017, ConocoPhillips continued to hold these common shares.

There were no preferred shares outstanding as at December 31, 2017 (December 31, 2016 – $nil).

As at December 31, 2017, there were 15 million (December 31, 2016 – 12 million) common shares available for future issuance under the stock option plan.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Available for Sale Financial Assets	Total

As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(4)	(106)	(4)	(114)
Income Tax	1	-	3	4
As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	12	(275)	(1)	(264)
Income Tax	(3)	-	-	(3)
As at December 31, 2017	(4)	633	14	643

21. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), stock options with associated tandem stock appreciation rights (“TSARs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

As at December 31, 2017	Units Outstanding (thousands)	Units Exercisable (thousands)

NSRs	42,727	35,612
TSARs	81	81
PSUs	7,018	-
RSUs	6,785	-
DSUs	1,440	1,440

For the twelve months ended December 31, 2017	Units Granted (thousands)	Units Vested and Paid Out (thousands)

NSRs	3,537	-
PSUs	2,392	451
RSUs	3,278	101
DSUs	229	414

Certain directors, officers or employees chose prior to December 31, 2016 to convert a portion of their remuneration, paid in the first quarter of 2017, into DSUs. The election for any particular year is irrevocable. DSUs may not be redeemed until departure from the Company. Directors also received an annual grant of DSUs.

The weighted average exercise price of NSRs and TSARs as at December 31, 2017 was $29.40 and $33.52, respectively.

Cenovus Energy Inc.	26	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

NSRs	2	3	9	15
TSARs	-	(1)	-	(1)
PSUs	(7)	6	(7)	13
RSUs	-	5	3	13
DSUs	-	3	(11)	7

Stock-Based Compensation Expense (Recovery)	(5)	16	(6)	47
Stock-Based Compensation Costs Capitalized	(2)	4	3	12
Total Stock-Based Compensation	(7)	20	(3)	59

22. CAPITAL STRUCTURE

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

A) Net Debt to Adjusted EBITDA

As at December 31,	2017	2016

Long-Term Debt	9,513	6,332
Less: Cash and Cash Equivalents	(610)	(3,720)
Net Debt	8,903	2,612

Net Earnings (Loss)	3,366	(545)
Add (Deduct):
Finance Costs	725	492
Interest Income	(62)	(52)
Income Tax Expense (Recovery)	352	(382)
DD&A	2,030	1,498
E&E Impairment	890	2
Unrealized (Gain) Loss on Risk Management	729	554
Foreign Exchange (Gain) Loss, Net	(812)	(198)
Revaluation (Gain)	(2,555)	-
Re-measurement of Contingent Payment	(138)	-
(Gain) Loss on Discontinuance	(1,285)	-
(Gain) Loss on Divestitures of Assets	1	6
Other (Income) Loss, Net	(5)	34
Adjusted EBITDA (1)	3,236	1,409

Net Debt to Adjusted EBITDA	2.8x	1.9x

(1)	Calculated on a trailing twelve-month basis. Includes discontinued operations.

Cenovus Energy Inc.	27	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

B) Net Debt to Capitalization

As at December 31,	2017	2016

Net Debt	8,903	2,612
Shareholders’ Equity	19,981	11,590

	28,884	14,202

Net Debt to Capitalization	31%	18%

As at December 31, 2017, Cenovus’s Net Debt to Adjusted EBITDA is 2.8 times, which is above the Company’s target. However, it is important to note that Adjusted EBITDA is calculated on a rolling twelve month basis and as such, only includes the financial results from the Deep Basin Assets and the additional 50 percent of FCCL for the period May 17, 2017 to December 31, 2017. Net Debt is presented as at December 31, 2017; therefore, the ratio is burdened by the debt issued to finance the Acquisition. If Adjusted EBITDA reflected a full twelve months of earnings from the acquired assets, Cenovus’s Net Debt to Adjusted EBITDA ratio would be lower.

Cenovus’s objective is to maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facility or repay existing debt, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, or issue new shares.

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche maturing on November 30, 2020 and a $3.3 billion tranche maturing on November 30, 2021. As at December 31, 2017, no amounts were drawn on its committed credit facility. Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

In addition, the Company has in place a base shelf prospectus which expires in November 2019. As at December 31, 2017, US$4.6 billion remains available under the base shelf prospectus. Offerings under the base shelf prospectus are subject to market conditions.

As at December 31, 2017, Cenovus is in compliance with all of the terms of its debt agreements.

23. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2017, the carrying value of Cenovus’s debt was $9,513 million and the fair value was $10,061 million (December 31, 2016 carrying value – $6,332 million, fair value – $6,539 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

Total

As at December 31, 2016	35
Net Acquisition of Investments	3
Change in Fair Value (1)	(1)

As at December 31, 2017	37

(1)	Changes in fair value on available for sale financial assets are recorded in OCI.

Cenovus Energy Inc.	28	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps and options, as well as condensate and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	2017			2016
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net

Crude Oil	63	1,031	(968)	21	307	(286)
Interest Rate	2	20	(18)	3	8	(5)

Total Fair Value	65	1,051	(986)	24	315	(291)

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2017	2016

Level 2 – Prices Sourced From Observable Data or Market Corroboration	(986)	(291)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to December 31:

	2017	2016

Fair Value of Contracts, Beginning of Year	(291)	271
Fair Value of Contracts Realized During the Year (1)	200	(211)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	(929)	(343)
Unamortized Premium on Put Options	16	-
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	18	(8)

Fair Value of Contracts, End of Year	(986)	(291)

(1)	Includes a realized loss of $33 million (2016 – $58 million gain) related to the Conventional segment which is included in discontinued operations.

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 3.3 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2017, the fair value of the contingent payment was estimated to be $206 million.

As at December 31, 2017, average WCS forward pricing for the remaining term of the contingent payment is US$35.51 per barrel or C$44.55 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates used to value the contingent payment was 20 percent and seven percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease

WCS Forward Prices	± $5.00 per bbl	(167)	111
WTI Option Volatility	± five percent	(95)	85
U.S. to Canadian Dollar Foreign Exchange Rate Volatility	± five percent	2	(27)

Cenovus Energy Inc.	29	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2017	2016	2017	2016

Realized (Gain) Loss (1)	233	(11)	167	(153)
Unrealized (Gain) Loss (2)	654	114	729	554

(Gain) Loss on Risk Management From Continuing Operations	887	103	896	401

(1)

Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management losses of $33 million in the twelve months ended December 31, 2017 (twelve months ended December 31, 2016 – $58 million gain) that were classified as discontinued operations.

(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

24. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at December 31, 2017, Cenovus had a notional amount of US$400 million in interest rate swaps. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. No foreign exchange contracts were outstanding at December 31, 2017.

Net Fair Value of Risk Management Positions

As at December 31, 2017	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	60,000 bbls/d	January – June 2018	US$53.34/bbl	(172)
WTI Fixed Price	150,000 bbls/d	January – June 2018	US$48.91/bbl	(384)
WTI Fixed Price	75,000 bbls/d	July – December 2018	US$49.32/bbl	(158)
Brent Put Options	25,000 bbls/d	January – June 2018	US$53.00/bbl	1
Brent Collars	80,000 bbls/d	January – June 2018	US$49.54 – US$59.86/bbl	(124)
Brent Collars	75,000 bbls/d	July – December 2018	US$49.00 – US$59.69/bbl	(110)
WTI Collars	10,000 bbls/d	January – June 2018	US$45.30 – US$62.77/bbl	(2)
WCS Differential	16,300 bbls/d	January – March 2018	US$(13.11)/bbl	14
WCS Differential	14,800 bbls/d	April – June 2018	US$(14.05)/bbl	7
WCS Differential	10,500 bbls/d	January – December 2018	US$(14.52)/bbl	25
Other Financial Positions (1)				(65)
Crude Oil Fair Value Position				(968)

Interest Rate Swaps				(18)

Total Fair Value				(986)

(1)	Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	30	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices and interest rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management Positions in Place as at December 31, 2017

	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$5.00 per bbl Applied to Brent, WTI and Condensate Hedges	(529)	507
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	11	(11)
Interest Rate Swaps	± 50 Basis Points	44	(50)

25. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of cash flows arising from financing activities:

	Dividends Payable	Current Portion of Long-Term Debt	Long-Term Debt	Share Capital

As at December 31, 2015	-	-	6,525	5,534
Changes From Financing Cash Flows:
Dividends Paid	(166)	-	-	-
Non-Cash Changes:
Dividends Declared	166	-	-	-
Unrealized Foreign Exchange (Gain) Loss (Note 6)	-	-	(196)	-
Amortization of Debt Discounts	-	-	3	-
As at December 31, 2016	-	-	6,332	5,534
Changes From Financing Cash Flows:
Issuance of Long-Term Debt	-	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	32	-
Issuance of Debt Under Asset Sale Bridge Facility	-	892	2,677	-
(Repayment) of Debt Under Asset Sale Bridge Facility	-	(900)	(2,700)	-
Common Shares Issued, Net of Issuance Costs	-	-	-	2,899
Dividends Paid	(225)	-	-	-
Non-Cash Changes:
Common Shares Issued to ConocoPhillips	-	-	-	2,579
Deferred Taxes on Share Issuance Costs	-	-	-	28
Dividends Declared	225	-	-	-
Unrealized Foreign Exchange (Gain) Loss	-	-	(697)	-
Finance Costs	-	8	28	-
Other	-	-	(1)	-

As at December 31, 2017	-	-	9,513	11,040

Cenovus Energy Inc.	31	For the period ended December 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2017

26. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2016.

As at December 31, 2017, total commitments were $21.7 billion, of which $18.3 billion were for various transportation commitments. During the twelve months ended December 31, 2017, the Company’s transportation commitments decreased approximately $8.0 billion primarily due to pipeline project cancellations, partially offset by incremental commitments included with the Acquisition and newly executed transportation agreements.

Transportation commitments include $8.8 billion that are subject to regulatory approval or have been approved but are not yet in service (December 31, 2016 – $19.2 billion). Terms are up to 20 years subsequent to the date of commencement and should help align the Company’s future transportation requirements with its anticipated production growth.

As at December 31, 2017, there were outstanding letters of credit aggregating $376 million issued as security for performance under certain contracts (December 31, 2016 – $258 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2017, the estimated fair value of the contingent payment was $206 million (see Note 15).

Cenovus Energy Inc.	32	For the period ended December 31, 2017

SUPPLEMENTAL INFORMATION (unaudited)

Financial Statistics

($ millions, except per share amounts)

Revenues	2017					2016
	Year	Q4	Q3	Q2	Q1	Year

Gross Sales
Oil Sands	7,362	2,424	2,210	1,666	1,062	2,929
Deep Basin	555	231	200	124	-	-
Refining and Marketing	9,852	2,690	2,161	2,397	2,604	8,439
Corporate and Eliminations	(455)	(133)	(118)	(106)	(98)	(353)
Less: Royalties	271	133	67	44	27	9
Revenues from Continuing Operations	17,043	5,079	4,386	4,037	3,541	11,006
Conventional (Net of Royalties) - Discontinued Operations	1,135	189	286	336	324	1,128
Total Revenues	18,178	5,268	4,672	4,373	3,865	12,134

	2017					2016

Operating Margin (1)	Year	Q4	Q3	Q2	Q1	Year
Oil Sands	2,187	612	822	501	252	877
Deep Basin	207	92	64	51	-	-
	2,394	704	886	552	252	877
Refining and Marketing	598	314	211	20	53	346
Operating Margin from Continuing Operations	2,992	1,018	1,097	572	305	1,223
Conventional - Discontinued Operations	491	70	117	159	145	544
Total Operating Margin	3,483	1,088	1,214	731	450	1,767

	2017					2016

Adjusted Funds Flow (2)	Year	Q4	Q3	Q2	Q1	Year
Total Cash From Operating Activities	3,059	900	592	1,239	328	861
Deduct (Add Back):
Net Change in Other Assets and Liabilities	(107)	(32)	(19)	(25)	(31)	(91)
Net Change in Non-Cash Working Capital	252	66	(369)	519	36	(471)
Total Adjusted Funds Flow	2,914	866	980	745	323	1,423
Total Per Share - Basic and Diluted	2.64	0.70	0.80	0.67	0.39	1.71

	2017					2016

Earnings	Year	Q4	Q3	Q2	Q1	Year
Operating Earnings (Loss) from Continuing Operations (3)	(34)	(533)	240	298	(39)	(291)
Per Share from Continuing Operations - Diluted	(0.03)	(0.43)	0.20	0.27	(0.05)	(0.35)

Total Operating Earnings (Loss) (3)	126	(514)	327	352	(39)	(377)
Total Per Share - Diluted	0.11	(0.42)	0.27	0.32	(0.05)	(0.45)

Net Earnings (Loss) from Continuing Operations	2,268	(776)	275	2,558	211	(459)
Per Share from Continuing Operations - Basic and Diluted	2.06	(0.63)	0.22	2.30	0.25	(0.55)
Total Net Earnings (Loss)	3,366	620	(82)	2,617	211	(545)
Total Per Share - Basic and Diluted	3.05	0.50	(0.07)	2.35	0.25	(0.65)

	2017					2016

Net Capital Investment	Year	Q4	Q3	Q2	Q1	Year
Oil Sands
Foster Creek	455	143	122	120	70	263
Christina Lake	426	154	132	77	63	282
Other Oil Sands	92	16	19	18	39	59
Total Oil Sands	973	313	273	215	172	604
Deep Basin	225	148	64	13	-	-
Refining and Marketing	180	56	38	40	46	220
Corporate	77	40	21	9	7	31
Capital Investment from Continuing Operations	1,455	557	396	277	225	855
Conventional (Discontinued Operations)	206	26	42	50	88	171
Total Capital Investment	1,661	583	438	327	313	1,026
Acquisitions (4)	18,388	87	70	18,231	-	11
Divestitures	(3,210)	(2,271)	(939)	-	-	(8)
Net Acquisition and Divestiture Activity	15,178	(2,184)	(869)	18,231	-	3
Net Capital Investment	16,839	(1,601)	(431)	18,558	313	1,029

(1)

Operating Margin is an additional subtotal found in Note 1 of the Consolidated Financial Statements and is used to provide a consistent measure of the cash generating performance of our assets for comparability of our underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of Operating Margin.

(2)

Adjusted Funds Flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash From Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents, risk management, the contingent payment, assets held for sale and liabilities related to assets held for sale.

(3)

Operating Earnings (Loss) is a non-GAAP measure used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating Earnings (Loss) is defined as Earnings (Loss) Before Income Tax excluding gain (loss) on discontinuance, revaluation gain, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on Operating Earnings (Loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.

(4)

In connection with the Acquisition that was completed in the second quarter of 2017, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3, which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the fair value was $11,605 million as at May 17, 2017.

. Supplemental Information

Cenovus Energy Inc	1	for the period ended December 31, 2017

SUPPLEMENTAL INFORMATION (unaudited)

Financial Statistics (continued)

Financial Metrics (Non-GAAP Measures)	2017					2016
	Year	Q4	Q3	Q2	Q1	Year
Net Debt to Adjusted EBITDA (1) (2)	2.8x	2.8x	4.2x	6.3x	1.6x	1.9x
Return on Capital Employed (3)	16%	16%	13%	12%	0%	(2)%
Return on Common Equity (4)	21%	21%	18%	17%	(2)%	(5)%

	2017					2016

Income Tax & Exchange Rates	Year	Q4	Q3	Q2	Q1	Year
Effective Tax Rates Using:
Net Earnings From Continuing Operations	(2.3)%					42.8%
Operating Earnings From Continuing Operations, Excluding Divestitures	86.9%					33.6%

Foreign Exchange Rates (US$ per C$1)
Average	0.771	0.787	0.798	0.744	0.756	0.755
Period End	0.797	0.797	0.801	0.771	0.751	0.745

	2017					2016

Common Share Information	Year	Q4	Q3	Q2	Q1	Year
Common Shares Outstanding (millions)
Period End	1,228.8	1,228.8	1,228.8	1,228.8	833.3	833.3
Average - Basic and Diluted	1,102.5	1,228.8	1,228.8	1,113.3	833.3	833.3
Dividends ($ per share)	0.20	0.05	0.05	0.05	0.05	0.20

Closing Price - TSX (C$ per share)	11.48	11.48	12.51	9.56	15.05	20.30
- NYSE (US$ per share)	9.13	9.13	10.02	7.37	11.30	15.13
Share Volume Traded (millions)	2,908.3	703.3	804.1	907.7	493.2	1,491.7

Operating Statistics - Before Royalties

	2017					2016

Upstream Production Volumes	Year	Q4	Q3	Q2	Q1	Year
Crude Oil and Natural Gas Liquids (bbls/d)
Oil Sands
Foster Creek	124,752	154,784	154,363	107,859	80,866	70,244
Christina Lake	167,727	206,579	208,131	153,953	100,635	79,449
	292,479	361,363	362,494	261,812	181,501	149,693
Deep Basin
Light and Medium Oil	3,922	6,042	6,494	3,059	-	-
Natural Gas Liquids (5)	16,928	27,105	26,370	13,835	-	-
	20,850	33,147	32,864	16,894	-	-
Total Liquids Production from Continuing Operations	313,329	394,510	395,358	278,706	181,501	149,693

Natural Gas (MMcf/d)
Oil Sands	10	7	6	12	15	17
Deep Basin	316	509	495	253	-	-
Total Natural Gas Production from Continuing Operations	326	516	501	265	15	17
Total Production from Continuing Operations (6) (BOE per day)	367,635	480,497	478,817	322,792	184,001	152,527

Conventional
Heavy Oil	21,478	6,675	25,549	26,593	27,277	29,185
Light and Medium Oil	24,824	20,059	26,947	27,233	25,089	25,915
Natural Gas Liquids (5)	1,073	913	1,201	1,132	1,047	1,065
	47,375	27,647	53,697	54,958	53,413	56,165
Natural Gas	333	279	350	355	348	377
Total Production from Discontinued Operations (6) (BOE per day)	102,855	74,109	112,034	114,137	111,413	118,998
Total Production (6) (BOE/d)	470,490	554,606	590,851	436,929	295,414	271,525

(1)	Net debt includes the Company’s short-term borrowings and the current and long-term portions of long-term debt, net of cash and cash equivalents.

(2)

Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, revaluation gain, remeasurement gains (losses) on contingent consideration, goodwill impairments, asset impairments and reversals, unrealized gains (losses) on risk management, foreign exchange gains (losses), gains (losses) on divestiture of assets and other income (loss), net, calculated on a trailing twelve-month basis.

(3)	Return on capital employed is calculated, on a trailing twelve-month basis, as net earnings before after-tax interest divided by average shareholders’ equity plus average debt.

(4)	Return on common equity is calculated, on a trailing twelve-month basis, as net earnings divided by average shareholders’ equity.

(5)	Natural gas liquids include condensate volumes.

(6)

Natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the basis of six thousand cubic feet (“Mcf”) to one barrel (“bbl”). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Cenovus Energy Inc.	2	Supplemental Information for the period ended December 31, 2017

SUPPLEMENTAL INFORMATION (unaudited)

Operating Statistics - Before Royalties (continued)

	2017					2016

Selected Average Benchmark Prices	Year	Q4	Q3	Q2	Q1	Year
Crude Oil Prices (US$/bbl)
Brent	54.82	61.54	52.18	50.92	54.66	45.04
West Texas Intermediate (“WTI”)	50.95	55.40	48.21	48.29	51.91	43.32
Differential Brent - WTI	3.87	6.14	3.97	2.63	2.75	1.72
Western Canadian Select (“WCS”)	38.97	43.14	38.27	37.16	37.33	29.48
WCS (C$)	50.56	54.84	47.96	49.95	49.38	39.05
Mixed Sweet Blend (US$)	48.49	54.26	45.32	46.03	48.37	40.11
Differential WTI - WCS	11.98	12.26	9.94	11.13	14.58	13.84
Condensate (C5 @ Edmonton)	51.57	57.97	47.61	48.44	52.26	42.47
Differential WTI - Condensate (Premium)/Discount	(0.62)	(2.57)	0.60	(0.15)	(0.35)	0.85

Refining Margins 3-2-1 Crack Spreads (1) (US$/bbl)
Chicago	16.77	21.09	19.66	14.78	11.54	13.07
Group 3	16.61	18.77	20.20	14.27	13.18	12.27

Natural Gas Prices
AECO (C$/Mcf)	2.43	1.96	2.04	2.77	2.94	2.09
NYMEX (US$/Mcf)	3.11	2.93	3.00	3.18	3.32	2.46
Differential NYMEX - AECO (US$/Mcf)	1.26	1.40	1.39	1.13	1.10	0.89

	2017					2016

Average Royalty Rates (Excluding Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1	Year
Oil Sands
Foster Creek	11.4%	17.5%	9.1%	7.3%	8.5%	0.0%
Christina Lake	2.5%	3.1%	1.6%	2.6%	2.7%	1.6%

Deep Basin
Crude Oil	15.0%	14.8%	14.5%	17.4%	-	-
Natural Gas Liquids	10.8%	12.2%	10.0%	9.2%	-	-
Natural Gas	4.4%	5.6%	3.5%	4.1%	-	-

Conventional Oil
Pelican Lake	19.2%	-	19.6%	17.4%	19.8%	12.5%
Weyburn	26.9%	28.8%	24.8%	25.8%	28.3%	23.6%
Other	12.3%	9.7%	13.8%	12.7%	12.4%	12.8%
Natural Gas Liquids	12.9%	13.0%	12.2%	13.0%	13.3%	13.5%
Natural Gas	4.8%	3.6%	5.1%	5.2%	4.8%	4.6%

	2017					2016

Oil Sands Netbacks (2) (Excluding Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1	Year
Heavy Oil - Foster Creek ($/bbl)
Sales Price	43.75	47.37	41.57	44.38	40.62	30.32
Royalties	4.00	6.86	2.98	2.49	2.83	(0.01)
Transportation and Blending	8.73	8.07	8.68	10.44	7.72	8.84
Operating	10.46	10.37	9.53	12.31	9.99	10.55
Netback	20.56	22.07	20.38	19.14	20.08	10.94
Heavy Oil - Christina Lake ($/bbl)
Sales Price	39.78	45.13	38.84	36.54	35.86	25.30
Royalties	0.87	1.23	0.55	0.85	0.86	0.33
Transportation and Blending	4.52	5.42	4.14	4.10	4.13	4.68
Operating	6.84	6.93	6.08	7.04	8.08	7.48
Netback	27.55	31.55	28.07	24.55	22.79	12.81
Total Heavy Oil - Oil Sands ($/bbl)
Sales Price	41.49	46.08	40.02	39.73	38.08	27.64
Royalties	2.22	3.63	1.60	1.52	1.78	0.17
Transportation and Blending	6.33	6.55	6.11	6.68	5.81	6.62
Operating	8.40	8.39	7.58	9.19	8.97	8.91
Netback	24.54	27.51	24.73	22.34	21.52	11.94

	2017					2016

Deep Basin Netbacks (2) (Excluding Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1	Year
Total Deep Basin (3) ($/BOE)
Sales Price	19.52	20.19	17.61	21.94	-	-
Royalties	1.54	1.84	1.28	1.45	-	-
Transportation and Blending	2.08	2.26	1.96	1.96	-	-
Operating	8.56	7.99	9.00	8.84	-	-
Production and Mineral Taxes	0.02	0.02	0.03	0.03	-	-
Netback	7.32	8.08	5.34	9.66	-	-

	2017					2016

Continuing Operations Netbacks (2) (Excluding Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1	Year
Total Continuing Operations (3) ($/BOE)
Sales Price	36.86	39.29	34.58	36.31	37.77	27.37
Royalties	2.07	3.16	1.52	1.50	1.76	0.17
Transportation and Blending	5.43	5.42	5.10	5.78	5.73	6.51
Operating	8.46	8.32	7.94	9.13	9.03	8.94
Production and Mineral Taxes	0.01	0.01	0.01	-	-	-
Netback	20.89	22.38	20.01	19.90	21.25	11.75

(1)

The 3-2-1 crack spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of regular unleaded gasoline and one barrel of ultra-low sulphur diesel using current month WTI based crude oil feedstock prices and on a last in, first out accounting basis (“LIFO”).

(2)

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netbacks reflect our margin on a per-barrel basis of unblended crude oil. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect the non-cash write-downs of product inventory until the product is sold. The crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the heavy oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook. The reconciliation of the financial components of each Netback to Operating Margin can be found in our quarterly and annual Management’s Discussion and Analysis.

(3)

Natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Supplemental Information
Cenovus Energy Inc.	3	for the period ended December 31, 2017

SUPPLEMENTAL INFORMATION (unaudited)

Operating Statistics - Before Royalties (continued)

	2017					2016

Conventional (Discontinued Operations) Netbacks (1) (Excluding Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1	Year
Heavy Oil - Conventional ($/bbl)
Sales Price	48.46	58.93	48.01	46.67	47.77	35.82
Royalties	6.41	3.10	7.04	6.15	7.03	3.31
Transportation and Blending	4.44	4.49	5.45	4.48	3.40	4.60
Operating	14.85	20.64	15.50	14.56	12.86	13.38
Production and Mineral Taxes	0.02	0.05	0.01	0.01	0.02	0.01
Netback	22.74	30.65	20.01	21.47	24.46	14.52
Light and Medium Oil ($/bbl)
Sales Price	56.19	61.24	51.91	56.40	56.84	46.48
Royalties	11.96	13.99	10.22	11.58	12.75	9.28
Transportation and Blending	2.76	2.64	2.85	2.82	2.70	2.73
Operating	17.03	18.47	17.19	16.08	16.77	15.65
Production and Mineral Taxes	1.87	2.29	1.54	1.85	1.95	1.24
Netback	22.57	23.85	20.11	24.07	22.67	17.58
Natural Gas Liquids ($/bbl)
Sales Price	44.36	52.16	38.12	41.06	48.35	31.16
Royalties	5.71	6.77	4.66	5.32	6.42	4.21
Netback	38.65	45.39	33.46	35.74	41.93	26.95
Natural Gas ($/Mcf)
Sales Price	2.47	2.05	1.94	2.80	3.00	2.33
Royalties	0.12	0.08	0.10	0.14	0.14	0.10
Transportation and Blending	0.10	0.09	0.11	0.08	0.13	0.11
Operating	1.25	1.37	1.19	1.15	1.31	1.12
Production and Mineral Taxes	0.01	-	0.01	0.01	0.02	-
Netback	0.99	0.51	0.53	1.42	1.40	1.00
Total Conventional (2) ($/BOE)
Sales Price	32.10	30.08	29.94	33.53	34.19	26.54
Royalties	4.65	4.27	4.45	4.69	5.07	3.18
Transportation and Blending	1.93	1.48	2.26	2.00	1.82	2.08
Operating	11.25	12.02	11.38	10.85	10.99	10.23
Production and Mineral Taxes	0.49	0.60	0.42	0.47	0.51	0.27
Netback	13.78	11.71	11.43	15.52	15.80	10.78

	2017					2016

Consolidated Netbacks (1) (Excluding Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1	Year
Total Consolidated (2) ($/BOE)
Sales Price	35.80	38.01	33.71	35.58	36.37	27.01
Royalties	2.64	3.31	2.08	2.34	3.06	1.49
Transportation and Blending	4.65	4.87	4.56	4.78	4.20	4.56
Operating	9.08	8.84	8.59	9.59	9.80	9.51
Production and Mineral Taxes	0.11	0.09	0.08	0.13	0.20	0.12
Netback	19.32	20.90	18.40	18.74	19.11	11.33

	2017					2016

Realized Gain (Loss) on Risk Management	Year	Q4	Q3	Q2	Q1	Year
Total Crude Oil ($/bbl)	(2.83)	(7.38)	(0.37)	0.39	(4.55)	3.24
Total Production (2) ($/BOE)	(2.02)	(5.09)	(0.24)	0.28	(3.56)	2.44

	2017					2016

Refinery Operations (3)	Year	Q4	Q3	Q2	Q1	Year
Crude Oil Capacity (Mbbls/d)	460	460	460	460	460	460
Crude Oil Runs (Mbbls/d)	442	450	462	449	406	444
Heavy Oil	202	195	213	201	200	233
Light/Medium	240	255	249	248	206	211
Crude Utilization	96%	98%	100%	98%	88%	97%
Refined Products (Mbbls/d)	470	480	490	476	433	471

(1)

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netbacks reflect our margin on a per-barrel basis of unblended crude oil. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect the non-cash write-downs of product inventory until the product is sold. The crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the heavy oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook. The reconciliation of the financial components of each Netback to Operating Margin can be found in our quarterly and annual Management’s Discussion and Analysis.

(2)

Natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

(3)	Represents 100% of the Wood River and Borger refinery operations.

Supplemental Information
Cenovus Energy Inc.	4	for the period ended December 31, 2017